SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 12, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 12, 2010, announcing that results and revenues for the second quarter of the 2009/10 financial year (ending September 30, 2010) are better than expected, and informing of a positive outlook.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon with strong second quarter and positive outlook
Neubiberg, Germany — April 12, 2010 — Infineon Technologies AG today announces that result and revenues for the second quarter of the 2009/10 financial year (ending September 30, 2010) are better than expected, and informs of a positive outlook.
For the second quarter of 2009/10, Infineon expects to see revenues rise sequentially by approximately 10 percent. In addition, Infineon expects a Segment Result margin of just over 10 percent for the quarter just ended.
In the third quarter of the current financial year Infineon expects continuing growth in revenues and a significant increase in the Segment Result.
Infineon expects to raise the forecast for the full 2009/10 financial year. The company will go into specifics when presenting the figures for the second quarter 2010 on April 28.
“The leading market positions and strict cost management are the basis for this gratifying performance. It is supported by a favorable market environment”, said Peter Bauer, CEO of Infineon Technologies AG.
In the forecast for the 2009/10 financial year that was published on January 29, 2010, the company expected a year-on-year growth in revenues of over 20 percent and a high single-figure Segment Result margin. For the second quarter of the current financial year, Infineon expected revenues at the same level as in the first quarter or even slightly lower due to seasonality.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September 30), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide.

Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
You will find this news release at www.infineon.com/press
DISCLAIMER
This press release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the potential disposition or closure of our ALTIS joint venture, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the sustainability of recent improvements in the market environment; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the continued availability of adequate funds; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of our most recent annual report on Form 20-F on file with the U.S. Securities and Exchange Commission.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.

For the Finance and Business Press	Infineon Technologies AG
Release No. INFXX201004.040e	Media Relations:	Investor Relations:
Kay Laudien
	Tel.: +49 89 234-28481	Tel.: +49 89 234-26655
	kay.laudien@infineon.com	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 12, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer